

December 19, 2014

Via E-mail
Enzo Taddei
Chief Financial Officer
Global Equity International Inc.
X3 Jumeirah Bay, Office 3305
Jumeirah Lake Towers, Dubai, UAE

> **Re:** **Global Equity International Inc.**
> **Form 10-K for the fiscal year ended December 31, 2013**
> **Filed on March 31, 2014**
> **File No. 000-54557**

Dear Mr. Taddei:

We have reviewed your response letter dated December 11, 2014 and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Results for the Twelve Month's Ended December 31, 2013, page 30

1) We have reviewed your response to our prior comment 3. Item 10(e) of Regulation S-K indicates that an item cannot be identified as non-recurring when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Given that the company has incurred similar charges in the prior year please revise your disclosure in future filings to remove the reference to non-recurring.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or the undersigned at (202) 551-3438 if you have questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Senior Staff Accountant